Transcript of Video Testimonial from Purse for the People Campaign Page

Testimonial is about a non-custom handbag.

Amanda Kurtis

I'm a high school teacher, and we are known for carrying a million bags to and from work. I love my Purse for the People because everything I need fits in it: my laptop and my lunch. It's durable; it's easy to keep clean; people love it; and I can rest easy knowing that it's providing jobs in the local economy and not a single person or resource was exploited in the making.